UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14f
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GREEN PLANET BIOENGINEERING CO. LIMITED

(Exact name of registrant as specified in its charter)

Delaware	000-52622	37-1532842
(State or other jurisdiction	Commission	(IRS Employer
of incorporation)	file number	Identification No.)

18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

Registrant’s telephone number, including area code 561-542-2604

Copies to:
Darrin Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Green Planet Bioengineering Co. Limited, a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about October 9, 2008, by Green Planet Bioengineering Co. Limited (the "Company") to the holders of record of shares of its Common Stock as of the close of business on September 30, 2008. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Stock Purchase Agreement, dated as of September 30, 2008 (the "Purchase Agreement"), by and among the Company, one of the Company’s shareholders, Mondo Management Corp. (the “Seller”), and Cris Neely (the "Buyer").

Green Planet Bioengineering Co. Limited was incorporated as a Delaware corporation in 2006 under the name Mondo Acquisition II, Inc. The Company has not had substantial operations or assets, and has sought a candidate with which it can merge or whose operations or assets can be acquired through the issuance of common stock, equity and/or debt. Existing shareholders of the Company will, in all probability, experience significant dilution of their ownership of the Company in connection with any such acquisition. Management placed no restrictions on the types of businesses which may be acquired.

Change of Control

On September 30, 2008 (the "Purchase Date"), the parties entered into the Purchase Agreement and pursuant thereto the Buyer purchased and the Seller sold an aggregate of 935,000 previously issued and outstanding shares of the Company's restricted common stock, comprising, 93.5 % of the issued and outstanding capital stock of the Company, for the aggregate purchase price, including expenses, of $14,375 and the retention of 65,000 shares of previously issued and outstanding shares of the Company’s restricted common stock. All of the Company's current officers and directors resigned and the Buyer's nominee, Cris Neely was appointed to fill the Board vacancy resulting in connection with the stock purchase transaction and was appointed as the Company’s President.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

In connection with the Purchase Agreement, on the Purchase Date, the Board of Directors of the Company appointed Cris Neely as director and the Company's Chief Executive Officer and director, Darrin Ocasio, its Secretary and Director, Michael Ference and Director, Gregory Sichenzia, resigned. A shareholder vote was not required and was not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of the Company’s knowledge, Cris Neely, the current director, was not a director and did not hold any position with the Company and has not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to the Purchase Date, except as disclosed herein. To the best of the Company’s knowledge, the designee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.

Voting Securities

Our authorized capital consists of 260,000,000 shares, of which 250,000,000 shares are classified as common stock with a par value of $0.001 per share, and 10,000,000 are classified as preferred stock, par value $0.001 per share. At the close of business on September 30, 2008, the Company had 1,000,000 shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of September 30, 2008, with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (3)

Cris Neely	935,000	93.5%
Mondo Management, Corp.(2)	65,000	6.5%
All officers and directors as a group (1 persons)	0	0

(1)	Except as otherwise indicated, the address of each beneficial owner is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.
(2)	The address of this beneficial owner is 61 Broadway, 32nd Floor, New York, New York, 10006.
(3)
Applicable percentage ownership is based on an assumption of 1,000,000 shares of common stock outstanding as of September 30, 2008, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of September 30, 2008 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current director. The Director serves one year terms or until his successor is elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the closing on the Purchase Agreement, but plans to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Darrin M. Ocasio, President and Director
Mr. Ocasio has served as President and Director of the Company since its inception. Since 2000, Mr. Ocasio has been an attorney at Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters. Mr. Ocasio has been a member of Sichenzia Ross Friedman Ference LLP since 2005. Mr. Ocasio received his Juris Doctor Degree from New York Law School in 2000.

Michael H. Ference, Secretary and Director
Mr. Ference has served as Secretary and Director of the Company since its inception. Since October 1999, Mr. Ference has been a member of Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters. From 1997 to October 1999, Mr. Ference was a member of Lampert, Lampert & Ference, where he specialized in securities litigation and arbitration as well as corporate finance matters. Mr. Ference received his B.S. in Policy and Management and his M.S.I.A. (MBA) from the Graduate School of Industrial Administration from Carnegie Mellon University in 1991 and 1992, respectively. Mr. Ference received his Juris Doctor degree from the Benjamin N. Cardozo School of Law in 1995.

Gregory Sichenzia, Director
Mr. Sichenzia has served as a director of the Company since its inception. Since May 1998, Mr. Sichenzia has been a founding member of Sichenzia Ross Friedman Ference LLP, a New York city based law firm that provides representation in all matters involving the securities industry, as well as in all general corporate and litigation matters. From 1997 to 1998, Mr. Sichenzia was the managing partner of the Corporate Securities Department at Singer, Frumento Sichenzia LLP. Mr. Sichenzia received his B.A. in Political Science and Economics from American University in 1984 and his Juris Doctor degree from the Benjamin N. Cardozo School of Law in 1987.

Current Director and Officer

Cris Neely, President and Director
Mr. Neely has served as the Chief Financial Officer and as a Director for Teleplus World, Corp. since April 2007. Previous to Teleplus, Mr. Neely worked as a consultant for small/medium organizations focusing on Sarbanes-Oxley compliance, revenue recognition and financial/operational business assessments. Mr. Neely was previously the CFO of Siemens Enterprise Networks located in Boca Raton, Florida from 1999 through 2004. He also held various executive positions with Siemens Enterprise Networks including Senior Vice President Business Transformation, Director Internal Audit, Director of Finance for Wireless Terminals and Area Financial Manager. He has also held management positions with ROLM, IBM and Cisco during his career. Mr. Neely holds a Bachelor of Business Administration - Finance degree from the University of Texas at Arlington and an MBA from Amberton University.

Executive Compensation

As of the date hereof, no compensation is due to the executive officers of the Company.

Transactions with Related Persons, Promoters and Certain Control Persons

Cris Neely, the sole Director of the Company, is a 93.5% shareholder of the Company, holding 935,000 shares of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2007, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Green Planet Bioengineering Co. Limited. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: October 9, 2008
Green Planet Bioengineering Co. Limited

By:	/s/ Cris Neely
President